ARYA Sciences Acquisition Corp.

51 Astor Place, 10th Floor

New York, NY 10003

October 2, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Kate McHale, Staff Attorney

Re:	ARYA Sciences Acquisition Corp.
Registration Statement on Form S-1
File No. 333-227283

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARYA Sciences Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 4, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Stone
Adam Stone
Chief Executive Officer